BPD

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05038656

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 S. Tryson Street, Suite 2300 (Address) Charlotte (City) NC (State) 28202-1911 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2004, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Controller
Title

Notary Public
My Commission
Expires 10-19-2008

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Income (Loss)
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3)*

KPMG

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report on Internal Control Required by SEC Rule 17 A–5

The Board of Directors
FTN Financial Securities Corp:

In planning and performing our audit of the financial statements of FTN Financial Securities Corporation (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a–5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a–3(a)(11) and the reserve required by Rule 15c3–3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a–13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3–3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above–mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers and other regulatory authorities that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2005

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2004, that you are filing pursuant to Rule 17a–5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2005

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	1,170,037
Cash segregated for regulatory purposes		2,000,000
Securities owned, at market value		125,808,278
Securities purchased under agreements to resell		107,450,118
Receivable from customers		9,110,794
Receivable from brokers and dealers		12,761,995
Accrued interest receivable		1,571,085
Furniture, equipment, and leasehold improvements, net		611,529
Other assets		1,979,612
	$	262,463,448
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased, at market value	$	104,414,463
Short–term borrowings from Parent		54,000,000
Payable to customers		4,839,591
Payable to brokers, dealers and clearing organizations		4,663,084
Due to First Tennessee Bank National Association		5,700,046
Deferred tax liability		134,871
Accrued compensation and benefits		8,706,553
Accrued interest payable		1,269,830
		183,728,438
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid–in capital		57,762,632
Retained earnings		20,971,378
Total stockholder's equity		78,735,010
	$	262,463,448

See accompanying notes to statement of financial condition.

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage–backed securities, common and preferred stocks, and other asset–backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999, as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rule Making Board (MSRB) and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency (OCC).

(b) Securities Purchased under Agreements to Resell

Transactions involving short–term purchases of securities under agreements to resell (reverse repurchase agreements) are generally entered into with three third party broker–dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of United States government and agency securities and corporate bonds.

(c) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices as determined through third party pricing services.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Furniture, fixtures, and equipment is depreciated over estimated useful lives of five to eight years using the straight–line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight–line method.

(Continued)

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) Other

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short–term nature.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the company filed on a separate return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authority. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand–alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2004, the Company had deferred federal tax liabilities of $112,521 and deferred state tax liabilities of $22,350. As of December 31, 2004, $839,815 was due from FTNBA for current income taxes and is included in Due to First Tennessee Bank National Association in the Company's statement of financial condition.

(3) Receivables from and Payable to Customers, Broker–Dealers, and Clearing Organizations

Receivables from and payable to customers and broker–dealers consist primarily of securities failed to deliver and securities failed to receive and securities transactions which have yet to reach their settlement date.

(4) Fair Value of Financial Instruments

As of December 31, 2004, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations	$ 115,846,115	47,410,731
U.S. Government obligations	9,962,163	57,003,732
Total	$ 125,808,278	104,414,463

(Continued)

(5) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2004, the fair value of this collateral, including accrued interest, was $105,748,919, of which $104,414,463 had been repledged or sold by the Company. The collateral is primarily received from other broker–dealers and is used by the Company to settle related securities sold short, not yet purchased transactions to hedge against its long inventory position.

(6) Transactions with Related Parties

(a) Lines of Credit

Effective June 30, 2004, the Company renewed and increased its line of credit agreement with FTBNA, which has a maximum principal balance of $240,000,000 and matures on June 30, 2005. Borrowings are payable monthly, including interest at a variable rate equal to the one–month LIBOR rate plus 0.50% (2.9% as of December 31, 2004). Based on the terms of the related security agreement, collateral of up to 125% of the outstanding principal balance is required to be pledged. The collateral percent may vary based on the mix of the security inventory. At December 31, 2004, securities inventory with a fair value of approximately $65,045,997 were pledged as collateral to secure these borrowings of $54,000,000.

During the year, the Company did not receive any advances on its Revolving Subordinated Loan Agreement with FHN. This line of credit has a maximum principal balance of $10,000,000 and matures on June 18, 2009. Borrowings mature one year from the date of advance including interest at the Prime rate. Borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the NASD. There were no such borrowings outstanding at December 31, 2004.

(b) Other Related Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly pursuant to various administrative services agreements between the Company and FTBNA and FHN.

The Company's cash is held in noninterest bearing checking accounts with FTBNA.

Certain employees operate under an informal employee–sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan and a post–retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and

(Continued)

other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and post–retirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation. The effect of these transactions is not reflected in the Company's financial statements.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(7) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2004:

Furniture and equipment	$	319,337
Communications and computer equipment		234,843
Leasehold improvements and other fixed assets		414,202
		968,382
Less accumulated depreciation and amortization		(356,853)
	$	611,529

(8) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements pursuant to Rule 15c3–3 of the Act, as defined. At December 31, 2004, the Company's net capital, as defined, totaled $55,483,254, which was $55,233,254 greater than its required net capital of $248,803.

In accordance with Rule 15c3–3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the Computation for Determination of Reserve Requirement at December 31, 2004, $248,403 was required to be segregated. However, at December 31, 2004, the Company voluntarily segregated $2,000,000 of cash for the exclusive benefit of customers.

(Continued)

(9) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2004, related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker–dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when–issued basis (when–issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that at loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker–dealer's creditworthiness on a case–by–case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties collateral was not required by the Company at December 31, 2004.

The market risk associated with trading financial instruments and commitments, the prices which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Note: A copy of FTN Financial Securities Corp's most recent audited financial statements is available for examination at their principal office location, and at the regional office of the Securities and Exchange Commission located in Atlanta, Georgia.